Exhibit 99.2

RNS Number:4894Y
Wolseley PLC
11 May 2004

WOLSELEY UK SITE VISIT FOR ANALYSTS AND INVESTORS

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building materials products, is hosting a visit for analysts and investors to some of its UK operations.

This will include visits to Wolseley UK's Melmerby Distribution Centre and branches in Middlesbrough. No material new information will be disclosed in the presentations, nor will there be any statement on current trading.

Copies of presentations made during the course of the visit will be made available on the Company's website www.wolseley.com from 09:00 Tuesday 11 May 2004.

Press/Investor Enquiries:

Wolseley plc
0118 929 8700

Guy Stainer
Head of Investor Relations

Brunswick
020 7404 5959
Nina Richmond

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

END